wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

16 September 2009

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 August 2009 and 15 September 2009 (inclusive)

- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons
- Notification in relation to voting rights and capital
- Notification of grant of share awards to person discharging managerial responsibility

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) – Returns of Allotments of Shares

3. Documents submitted to the Financial Services Authority

None during the period

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	15:48 18-Aug-2009
Number	6434X15

RNS Number : 6434X
Wolfson Microelectronics PLC
18 August 2009

18 August 2009

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Wolfson has been notified that following share transactions today by Mike Hickey, Chief Executive Officer, and his connected persons, he now has a beneficial holding representing 0.08% of the issued share capital of the Company.

On 18 August 2009, Mr Hickey sold 71,729 ordinary shares, of 0.1 pence each in the Company and representing 0.06% of the issued share capital of the Company, at 126 pence per share.

On 18 August 2009, Mr Hickey purchased 45,000 ordinary shares in the Company at 130.67 pence per share and his wife, Mrs Julie Hickey, purchased 45,000 ordinary shares in the Company at 130.67 pence per share. Each of these quantities of shares purchased represent 0.04% of the issued share capital of the Company.

Following these transactions, the total beneficial holding of Mr Hickey and his connected persons in the shares in the Company is 90,000 ordinary shares, representing 0.08% of the issued share capital of the Company (of which

45,000 ordinary shares are held by Mr Hickey's wife).

Wolfson was notified of these transactions on 18 August 2009. This notification is given in accordance with the DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics	
Jill Goldsmith, Company Secretary	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	09:53 28-Aug-2009
Number	1788Y09

RNS Number : 1788Y
Wolfson Microelectronics PLC
28 August 2009

Edinburgh, 28 August 2009

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,125,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,125,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of grant of share awards to PDMR
Released	12:08 03-Sep-2009
Number	4753Y12

RNS Number : 4753Y
Wolfson Microelectronics PLC
03 September 2009

Edinburgh, 3 September 2009

Wolfson Microelectronics plc ("the Company")

Notification of grant of share awards to person discharging managerial responsibility ("PDMR")

Contingent share awards

On 2 September 2009 the Company made contingent share awards, from The Wolfson Microelectronics plc Performance Share Plan, of a total of 207,338 ordinary shares of 0.1 pence each in the Company to Andrew Brannan. No payment was made in respect of the grant of these awards.

The awards will normally vest following the end of a three year performance period and then only to the extent that the defined performance conditions have been achieved. For this reason, these awards will not be aggregated with any shareholding of Mr Brannan in the Company unless and until the awards vest.

Grant of share option

On 2 September 2009, in accordance with the terms of The 2003 Wolfson Microelectronics plc Executive Share Scheme, the Company granted a share option to Andrew Brannan. This is a share option in respect of 42,553 ordinary shares of 0.1 pence each in the Company. No payment was made in respect of

the grant. The exercise price is 141 pence per share.

This option will become exercisable following the end of a three year performance period if and to the extent to which the defined performance conditions have been achieved.

As a result of this award the total number of ordinary shares over which Mr Brannan now holds share options is 42,553 ordinary shares of 0.1 pence each in the Company.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a)

Enquiries

Jill Goldsmith 0131 272 7000
Company Secretary

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	17:58 03-Sep-2009
Number	5215Y17

RNS Number : 5215Y
Wolfson Microelectronics PLC
03 September 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the
issuer should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should
complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer*
(other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance

with DTR 3.1.4R(1)(a); or (ii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.4 R(1) (a)

3. Name of person discharging managerial responsibilities/director

ROBERT LAURENCE ECKELMANN

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ROBERT LAURENCE ECKELMANN

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

20,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.02%

13. Price per share or value of transaction

US $2.20 (£1.34) PER SHARE

14. Date and place of transaction

3 SEPTEMBER 2009, UNITED STATES of AMERICA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,000 ORDINARY SHARES REPRESENTING 0.01% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

3 SEPTEMBER 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JILL GOLDSMITH - 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification

Jill Goldsmith, Company Secretary ____________________

Date of notification : 3 SEPTEMBER 2009

This information is provided by RNS
The company news service from the London Stock Exchange

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Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC089839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
28	08	2009	28	08	2009

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	47,500		
Nominal value of each share	0.1 pence		
Amount (if any)paid or due on each share (including any share premium)	40 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: Cazenove Nominees Ltd **Address:** 20 Moorgate London **UK Postcode:** EC2R 6DA	ORDINARY	47,500
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		

Please enter the number of continuation sheets (if any) attached to this form ____

Signed ________________ **Date** 4th SEPTEMBER 2009

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	 Tel DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC089839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
04	09	2009	11	09	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	10,000	8,000	
Nominal value of each share	0.1 pence	0.1 pence	
Amount (if any)paid or due on each share (including any share premium)	20 pence	40 pence	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode
This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: Cazenove Nominees Ltd **Address:** 20 Moorgate London **UK Postcode:** EC2R 6DA	ORDINARY	10,000
	Class of shares allotted	**Number allotted**
Name: Cazenove Nominees Ltd **Address:** 20 Moorgate London **UK Postcode:** EC2R 6DA	ORDINARY	8,000
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed Jill Goldsmith Date 11th SEPTEMBER 2009

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC 26 WESTFIELD ROAD, EDINBURGH, EH11 2QB Tel 0131 272 7000 DX number DX exchange